UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-39216

Huize Holding Limited

(Registrant’s Name)

49/F, Building T1, Qianhai Financial Centre, Linhai Avenue,

Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Huize Holding Limited Adopted an Amended and Restated 2019 Share Incentive Plan

Huize Holding Limited (the “Company”) adopted an Amended and Restated 2019 Share Incentive Plan (the “A&R 2019 Plan”), as approved and authorized by the board of directors of the Company on September 8, 2021.

Pursuant to section 3.1 of the A&R 2019 Plan, the maximum aggregate number of shares that may be issued under the 2019 Share Incentive Plan was adjusted from 20,351,945 Class A common shares to 51,703,365 Class A common shares, increased by 31,351,420 Class A common shares, effective on September 8, 2021. The rest of provisions of the 2019 Plan will remain in full force and effect.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amended and Restated 2019 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huize Holding Limited

By	:	/s/ Ronald Tam
Name	:	Ronald Tam
Title	:	Co-Chief Financial Officer

Date: September 16, 2021